

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Tobin C. Schilke
Chief Financial Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, California 94560

      Re: **Revance Therapeutics, Inc.**
             Form 10-Q for the quarterly period ended September 30, 2019
             Exhibit No. 10.1 - Amendment #1 to the Collaboration and License Agreement
             dated August 22, 2019 between Revance Therapeutics, Inc. and Mylan Ireland Ltd.
             Filed November 4, 2019
             File No. 001-36297

Dear Mr. Schilke:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                  Sincerely,

                  Division of Corporation Finance